UNITED STATES OF AMERICA
BEFORE THE
FEDERAL ENERGY REGULATORY COMMISSION
Vermont Yankee Nuclear Power Corporation Boylston Municipal Light Department, et al., v. Vermont Yankee Nuclear Power Corporation, et al.	) ) ) ) ) ) ) ) ) ) ) ) )	Docket Nos. EC00-46-000, EC00-46-01, ER00-1027-000, ER00-1027-001, ER00-1027-002, ER00-1028-000, ER00-1028-001, ER00-1029-000, and ER00-1029-001 Docket No. EL00-86-000

SETTLEMENT AGREEMENT

Article I

BACKGROUND

1.1       Parties

            This Settlement Agreement ("Agreement") dated June 25, 2001, is made and sponsored jointly by and among Vermont Yankee Nuclear Power Corporation ("Vermont Yankee"), Cambridge Electric Light Company, Central Vermont Public Service Corporation, Central Maine Power Company, The Connecticut Light and Power Company, Green Mountain Power Corporation, New England Power Company, Public Service Company of New Hampshire, and Western Massachusetts Electric Company (the foregoing eight parties being referred to herein collectively as the "Sponsors"), the Vermont Department of Public Service ("VDPS"), Boylston Municipal Light Department, Braintree Electric Light Department, City of Chicopee Municipal Lighting Plant, Danvers Electric Division, Georgetown Municipal Light Department, Hingham Municipal Light Plant, City of Holyoke Gas & Electric Department, Hudson Light and Power Department, Hull Municipal Lighting Plant, Ipswich Municipal Light Department, Marblehead Municipal Light Department, Middleborough Gas and Electric Department, Middleton Municipal Light Department, North Attleborough Electric Department, Paxton Municipal Light Department, Peabody Municipal Light Plant, Shrewsbury's Electric Light Plant, Sterling Municipal Light Department, Taunton Municipal Lighting Plant, Wakefield Municipal Light Department, West Boylston Municipal Lighting Plant, and Westfield Gas & Electric Light Department (the foregoing twenty-two parties being referred to collectively herein as the "Massachusetts Municipals"), the Connecticut Municipal Electric Energy Cooperative ("CMEEC"), and, solely with respect to Article II and Article VI hereof, Vermont Electric Power Company ("VELCO"). Each of the foregoing signatories is referred to herein as a "Party" and they are referred to collectively herein as the "Parties."

1.2       Factual Background

(A)       Commission Proceedings

            On January 6, 2000, Vermont Yankee, VELCO, and AmerGen Vermont filed with the Commission certain applications and rate schedules associated with the proposed sale of the Vermont Yankee Nuclear Power Station (the "Plant"). Vermont Yankee currently sells the entire output of the Plant at wholesale to the Sponsors pursuant to wholesale power contracts on file with the Commission (the "Power Contracts"), and a portion of that output is resold by certain Sponsors to the Massachusetts Municipals, CMEEC, and other municipal and cooperative utilities pursuant to wholesale power contracts on file with the Commission (the "Secondary Power Contracts"). The rate schedules filed with the January 6, 2000 application included amendments to the Power Contracts to effect changes associated with the proposed sale of the Plant (the "2000 Amendatory Agreements"). On June 29, 2000, the Commission issued an order in Docket Nos. EC00-46-000, et al., granting the authorizations required under section 203 of the Federal Power Act, 16 U.S.C. Section 824b, in connection with the proposed sale of the plant, accepting the associated rate schedules for filing, and establishing hearing procedures and an investigation with respect to the 2000 Amendatory Agreements. Vermont Yankee Nuclear Power Corp., 91 FERC Paragraph 61,325 (2000) ("June 29 Order"). On July 31, 2000, the Massachusetts Municipals filed a petition for rehearing and request for clarification of the June 29 Order.

            On June 22, 2000, the Massachusetts Municipals filed a Complaint against Vermont Yankee and the Sponsors, alleging that Vermont Yankee had improperly collected certain transaction costs associated with the proposed sale of the Plant under the Power Contracts' formula rates and that the Massachusetts Municipals were entitled to certain refunds of amounts they had paid into Vermont Yankee's decommissioning trust funds. On August 31, 2000, the Commission issued an order in Docket No. EL00-86-000 setting the complaint for investigation and hearing and consolidating those proceedings with the proceeding in Docket No. ER00-1029-000 established in the June 29 Order. Boylston Municipal Light Dep't, et al. v. Vermont Yankee Nuclear Power Corp., 92 FERC Paragraph 61,185 (2000) ("August 31 Order").

            The consolidated proceedings were assigned to Presiding Administrative Law Judge Jacob Leventhal for hearing. At the participants' request, Administrative Law Judge Joseph R. Nacy was appointed as a Settlement Judge. Proceedings before Judge Leventhal were suspended.

(B)       Termination of Sale and Settlement

            The Parties and other participants in these consolidated proceedings have negotiated with the assistance of Judge Nacy and the Commission's Trial Staff to resolve their differences. During the course of those negotiations, the agreements for the sale of the Plant to AmerGen and the sale of certain transmission switchyard facilities to VELCO were terminated, following the failure of that transaction to obtain a necessary regulatory approval from the Vermont Public Service Board.

            As a result of the negotiations, the Parties have reached agreement on a settlement that would resolve (or defer to future proceedings) all pending issues in these consolidated proceedings. All terms of that settlement are set forth in this Agreement.

Article II

WITHDRAWAL OF APPLICATIONS AND

TERMINATION OF PROCEEDINGS RELATING

TO THE PROPOSED SALE OF THE PLANT

2.1       In light of termination of the agreements for the proposed sale of the Plant to AmerGen and certain transmission switchyard facilities to VELCO, and upon Commission Acceptance (i.e., final acceptance or approval of this Agreement without modification in accordance with Section 6.6 below), the Parties agree as follows:

2.1.1   The applications filed on June 6, 2000, as amended, in Docket Nos. EC00-46-000, et al., that were the subject of the June 29 Order, including, without limitation, the 2000 Amendatory Agreements, shall be deemed by the filing and Commission Acceptance of this Agreement to be withdrawn by the applicants;

2.1.2   All requests for rehearing of the June 29 Order shall be deemed by the filing and Commission Acceptance of this Agreement to be withdrawn;

2.1.3   The Complaint filed by the Massachusetts Municipals on June 22, 2000 in Docket No. EL00-86-000 that was the subject of the August 31 Order shall be deemed by the filing and Commission Acceptance of this Agreement: (a) to be satisfied and dismissed with respect to the claim regarding transaction costs, in accordance with Commission Rule 206(j); and (b) to be withdrawn without prejudice (as provided in Section 3.1.4) by the complainants with respect to all other claims; and

2.1.4   The submission of this Agreement should be treated by the Commission as a request by the Parties that the Commission vacate the June 29 Order and the August 31 Order and the Parties agree to urge the Commission to take that action.

2.2       The Parties agree that the withdrawal of applications, complaints and other pleadings in accordance with Section 2.1 is without prejudice to the right of any Party to submit in the future any application, complaint or other pleading and to take any position or present any claim or argument therein in connection with any new transaction for the sale or other disposition of the Plant.

Article III

REFUND ELIGIBILITY AND

TRANSACTION COSTS

3.1       Pursuant to Section 3.2 and Section 4.2, Vermont Yankee shall provide certain refunds and credits to the Sponsors and to certain wholesale customers of the Sponsors. The Parties agree that the eligibility for and certain aspects of the mechanics of those refunds and credits will be determined in accordance with the provisions of this Section 3.1.

3.1.1   Any customer with obligations and entitlements to purchase a specified percentage share of the power and energy produced by the Plant and to pay a like percentage of Vermont Yankee's costs pursuant to a contract with one or more Sponsors (or with an intermediary acting on behalf of one or more Sponsors) entered into on or before January 1, 1983, and whose obligations and entitlements relating to the Plant expire, by the terms of the contract in effect as of the date of this Agreement, on or before January 1, 2003, shall be eligible for credits pursuant to Section 3.2 and Section 4.2, provided the customer makes a timely election pursuant to Section 3.1.2.

3.1.2   Any customer eligible under Section 3.1.1 shall, within twenty (20) days of the submission of this Agreement to the Commission, notify Vermont Yankee in writing if it elects to receive the refunds and credits pursuant to Section 3.2 or Section 4.2, or both. Such notifications may be made on behalf of eligible customers by their legal or other representatives. Each customer making such a timely election is referred to herein as an "Electing Short-Term Purchaser" or "ESP."

3.1.3   The Sponsors and Vermont Yankee, as billing agent for certain Sponsors under their contracts with the ESPs, shall provide the credits provided for in Section 3.2 or Section 4.2 or both, in accordance with the election of each ESP, directly to the ESPs in accordance with those provisions. If an ESP is billed by another entity (other than Vermont Yankee) on behalf of one or more Sponsors, such Sponsors shall cause the billing entity to provide such ESP its appropriate share of the credit provided to the Sponsor by Vermont Yankee in Section 3.2 and/or Section 4.2, as applicable, in accordance with those provisions and the billing terms of the contract between the billing entity and the ESP. If an ESP is billed directly by an individual Sponsor, such Sponsor shall provide such ESP its appropriate share of the credit provided to the Sponsor by Vermont Yankee in Section 3.2 and/or Section 4.2, as applicable, in accordance with those provisions and the billing terms of the contract between the Sponsor and the ESP.

3.1.4   The election of an ESP under Section 3.1.2 shall be without prejudice to its assertion in any future proceeding of any claim against Vermont Yankee or any Sponsor, including without limitation a claim withdrawn without prejudice in accordance with Section 2.1.3(b), other than a claim for additional refunds, credits or other relief with respect to (i) the transaction costs associated with either the proposed Plant sale to AmerGen or a New Transaction, except as such claims are specifically preserved in Section 3.5 and/or arise from a violation of this Agreement, or (ii) decommissioning charges collected by Vermont Yankee or by any Sponsor from an ESP for the period prior to the effective date of superseding rates, except as such claims are specifically reserved in Section 4.3.3(a) and/or arise from a violation of this Agreement.

3.2       Vermont Yankee (or other entity billing an ESP on behalf of one or more Sponsors or an individual Sponsor pursuant to Section 3.1.3) will refund to the Sponsors and to the ESPs, as applicable, all amounts paid by ESPs with respect to transaction costs associated with the AmerGen transaction ("AmerGen Transaction Costs"). The total amount (the "Transaction Refund Amount") shall be determined pursuant to Section 3.3. Vermont Yankee (and, where possible, the other billing agents or individual Sponsors) will reflect the refunds in the first bills rendered under the Power Contracts and the Secondary Power Contracts after the Settlement Effective Date, as defined in Section 6.1, for all ESPs who have provided their notice(s) under Section 3.1.2 prior to Vermont Yankee's preparation of said bills. The refunds to the remaining ESPs (if any) shall be reflected on the next bills issued following their provision of the Section 3.1.2 notice. Vermont Yankee shall be authorized to recover the Transaction Refund Amount in accordance with Section 3.4. Vermont Yankee's AmerGen Transaction Costs shall include:

3.2.1   Earnest money and/or other payments toward credit insurance; and

3.2.2   All other costs associated with the AmerGen transaction, including, without limitation, the costs of legal and other advisors and the time of Vermont Yankee personnel recorded in connection with the transaction.

A schedule showing the amount of AmerGen Transaction Costs incurred by Vermont Yankee through the date of this Agreement is attached to the Agreement as an Appendix.

3.3       The Transaction Refund Amount shall equal the sum of (a) the product of (i) the total amount of Vermont Yankee's AmerGen Transaction Costs, and (ii) the percentage ("Credit Percentage") equal to the total of the individual percentages of the power and energy from the Plant for which the ESPs are responsible, plus (b) interest on each portion thereof calculated in accordance with the Commission's regulations. Vermont Yankee shall allocate the Transaction Refund Amount to the Sponsors and the ESPs in proportion to the ESPs' respective shares of the Credit Percentage.

3.4       Except as provided in Section 6.1.1, Vermont Yankee shall recover the Transaction Refund Amount by amortizing it in equal monthly amounts over the remaining license life of the Plant, with carrying charges equal to Vermont Yankee's weighted average cost of capital, commencing with the first bills rendered under the Power Contracts after the Settlement Effective Date. Such amounts shall be payable under the Secondary Power Contracts in accordance with their terms.

3.5       Vermont Yankee will not treat transaction costs of the types described in Sections 3.2.1 and 3.2.2 associated with a new transaction involving the sale of the Plant ("New Transaction Costs" and "New Transaction," respectively) as an expense eligible for immediate recovery under the Power Contracts. Instead, Vermont Yankee will book and defer all such costs and recover them through amortization over the remaining license life of the Plant, with carrying charges equal to Vermont Yankee's weighted average cost of capital, starting with the first bills issued following the financial closing of a New Transaction. Other Parties agree that the manner and timing of recovery of New Transaction Costs provided in this Section are not subject to future challenge, but Parties other than Vermont Yankee reserve the right to challenge (a) whether particular costs fall within the definition of New Transaction Costs (provided that, upon a determination that a particular cost should not have been booked and deferred as a New Transaction Cost under this section, that cost may be promptly expensed if otherwise permitted under applicable contracts and FERC requirements); (b) whether particular costs that were expensed should have been booked and deferred as New Transaction Costs (provided that, upon a determination that such a cost should have been deferred, Vermont Yankee shall refund amounts collected with respect to that cost, with interest, and shall recover that cost pursuant to this Section); and/or (c) the prudence of Vermont Yankee's incurrence of particular New Transaction Costs. If a New Transaction does not close by July 1, 2004, Vermont Yankee may apply to the Commission for authorization to recover New Transaction Costs, provided that Vermont Yankee will bear the burden of justifying recovery of such costs and any party may take any position in response to such application, including opposing recovery in whole, or in part, on any basis.

Article IV

DECOMMISSIONING FUNDING

4.1       Reduction in Decommissioning Charges

4.1.1   Commencing with the Settlement Effective Date, Vermont Yankee's monthly charges for decommissioning will be reduced to one-twelfth of the annual level shown in Section 4.1.3.

4.1.2   The decommissioning charges established by Section 4.1.1 shall remain in effect from the Settlement Effective Date through the first to occur of:

(a) (b)

The financial closing of the New Transaction; or

The date on which the Commission permits a revised schedule of decommissioning charges to take effect under section 205 or section 206 of the FPA, provided that no party shall propose an effective date for a revised schedule of decommissioning charges that is earlier than January 1, 2003, except as provided in Section 4.3.3.

4.1.3   The annual level of decommissioning charges (the "Settlement Decommissioning Level"), which shall be in effect for the period beginning with the Settlement Effective Date and ending in accordance with Section 4.1.2, shall be $11.4 million.

4.2       Treatment of ESPs' Decommissioning Charges

4.2.1   Vermont Yankee (or other entity billing an ESP on behalf of one or more Sponsors or an individual Sponsor pursuant to Section 3.1.3) shall provide to each appropriate Sponsor and to each ESP a credit (the "ESP Credit Amount") equal, for each ESP, to:

(a) (b) (c)

the difference over the period from January 1, 2000 through the day preceding the Settlement Effective Date between (1) the annual decommissioning collection level that was the basis for the ESP's decommissioning payments during the period, and (2) the Settlement Decommissioning Level; multiplied by the ESP's proportionate share of the Credit Percentage, plus interest calculated in accordance with Section 35.19a of the Commission's regulations.

4.2.2   Vermont Yankee (and, where possible, the other billing agents or individual Sponsors) will begin reflecting the ESP Credit Amounts on the first bills rendered under the Power Contracts and the Secondary Power Contracts after the Settlement Effective Date, as defined in Section 6.1, for all ESPs who have provided their notice(s) under Section 3.1.2 prior to Vermont Yankee's preparation of said bills. The ESP Credit Amounts for the remaining ESPs (if any) shall first be reflected on the next bills issued following their provision of the Section 3.1.2 notice. Each ESP shall receive its ESP Credit Amount as an offset to its decommissioning payment that would otherwise be due, up to the full amount payable by the ESP to the decommissioning trust funds for the month. Any remaining balance of an ESP's ESP Credit Amount shall be carried over, together with interest calculated in accordance with Section 35.19a of the Commission's regulations, and shall be applied as an offset to its decommissioning payment that would otherwise be due on subsequent monthly bills, provided that the credit in any month shall not exceed the total amount payable by the ESP in that month with respect to decommissioning. The process of carrying over (with interest) the remaining ESP Credit Amount, and applying the carried-over amounts as offsets, shall continue until the full amount of the ESP Credit Amount has been credited to the ESP.

4.2.3   If, as a result of a New Transaction or otherwise, the process of offsetting the ESPs' decommissioning payment obligations through the ESP Credit Amounts as contemplated under this Section 4.2 ends before the ESP Credit Amounts (including accrued interest) have been fully provided to the ESPs, Vermont Yankee shall make lump-sum refunds of all remaining ESP Credit Amounts (including accrued interest) to the appropriate Sponsors, which shall pass through the remaining ESP Credit Amounts (with interest) to the ESPs.

4.3       Superseding Decommissioning Charges

4.3.1 Any Party proposing a superseding schedule of decommissioning charges shall be free to base its proposal on any principles, subject to the Commission's approval, except:
(a) (b)

No proposal shall seek to adjust decommissioning charges collected for the period prior to the effective date of a new filing under section 205 or 206 of the FPA as permitted by Section 4.1.2(b), except as provided in Section 4.3.3; and

The level of decommissioning charges specified in Section 4.1.3 shall not be precedential and shall not be cited as reflecting any party's view of an appropriate level of decommissioning charges.

4.3.2   If a New Transaction has not closed by July 1, 2004, and Vermont Yankee has not already made a rate filing with the Commission under section 205 (other than a filing limited in accordance with Commission policy to adjust accruals for post-retirement benefits expenses), then Vermont Yankee shall make a rate filing under section 205 of the FPA by September 1, 2004, which shall include any necessary adjustments to decommissioning charges to reflect Vermont Yankee's latest estimate of the costs of decommissioning the Plant, and other relevant factors, to take effect no later than January 1, 2005. Vermont Yankee shall not collect any charges for decommissioning other than charges based on the Settlement Decommissioning Level except pursuant to a superseding rate filing that is permitted to go into effect by the Commission.

4.3.3   Nothing in this Agreement shall prohibit:

(a) (b) (c)

any ESP from filing an application under section 206 of the Federal Power Act, 16 U.S.C. Section 824e, prior to December 1, 2002, seeking adjustment to, and/or refunds of, decommissioning charges paid under its contract with one or more Sponsors (including without limitation amounts paid, in cash or through application of credits, for decommissioning collections from and after January 1, 2000 in accordance with this Agreement), where said application is based on (i) the terms of a New Transaction or (ii) the fact (if it has transpired) that Vermont Yankee still owns the Plant and has applied to the Nuclear Regulatory Commission ("NRC") before December 31, 2002 to extend the term of the Plant's operating license beyond 2012;

any Sponsor from filing an application under section 206 of the Federal Power Act, 16 U.S.C. Section 824e, prior to December 1, 2002, seeking additional decommissioning funding from any ESP, where said application is based on the fact (if it has transpired) that Vermont Yankee still owns the Plant and Vermont Yankee's Board of Directors has, before December 1, 2002, adopted a resolution to retire the Plant early; or

any other Party from taking any position in response to any such application, if filed, including opposing any relief requested on any ground (other than a claim that the application is barred by the Agreement).

4.4.       In the event Vermont Yankee is required to borrow funds to bring the decommissioning trust funds to an agreed level in connection with a New Transaction, for any remaining portion of the period beginning with the Settlement Effective Date and ending on January 1, 2003, Vermont Yankee shall not impose monthly charges to recover amounts from Sponsors or ESPs with respect to repaying such borrowing that exceed the monthly charges for decommissioning that would have been paid under this Agreement but for the New Transaction. This section shall not restrict Vermont Yankee's ability to seek recovery of amounts relating to any other borrowing, including, if Vermont Yankee secures funds both to bring the decommissioning trust funds to an agreed level and for other purposes related to a New Transaction in a single borrowing, recovery of amounts relating to the portion of the borrowing associated with such other purposes.

4.5       Until the financial closing of a New Transaction or until otherwise ordered by FERC or agreed by any affected Party, Vermont Yankee shall provide the VDPS and any other Party that so requests with a quarterly report of decommissioning trust fund performance, including identification of book values, current market values, and after-tax values of each category of investments in the qualified and non-qualified funds, as reported to Vermont Yankee by the funds' managers.

Article V

MODIFICATION TO FORMULA RATE

5.1       Commencing with the Settlement Effective Date, Vermont Yankee shall modify the formula rate under the Power Contracts to eliminate the collection of amounts from the Sponsors to fund the Low-level Rad-waste Disposal Reserve created by the Commission's acceptance of the June 16, 1994, Settlement Agreement in Docket No. ER94-1370 in its order of September 2, 1994. The balance in the reserve will be applied to offset low-level rad-waste disposal costs. After the reserve is depleted, low-level rad-waste disposal costs that would formerly have been funded by the reserve will be recovered by Vermont Yankee as an operating expense when incurred, or, if incurred after decommissioning commences, as decommissioning expenses. Notwithstanding anything in the preceding sentence, the Parties other than Vermont Yankee reserve the right to raise issues with respect to (a) whether particular costs are appropriately considered low-level rad-waste disposal costs that would have formerly been funded by the reserve; and/or (b) the prudence of Vermont Yankee's incurrence of particular low-level rad-waste disposal costs.

Article VI

EFFECTIVE DATE AND OTHER TERMS AND CONDITIONS

6.1       This Agreement shall take effect on the date (the "Settlement Effective Date") determined as follows:

6.1.1   Concurrent with the submission of this Agreement to the Commission, the Parties shall jointly submit a motion asking FERC for permission to implement the credits and rate reductions as provided for in the Agreement on an interim basis as of June 1, 2001, if conditions specified in the motion are satisfied or, otherwise, the first day of the calendar month following Commission action on the motion. The motion shall provide for and be contingent upon the Commission's authorizing Vermont Yankee and the Sponsors to recoup the full amount of any credits and rate reductions so implemented, together with interest determined in accordance with Section 35.19a of the Commission's regulations, by adding the amount to their next monthly bills rendered under the Power Contracts and Secondary Power Contracts, following the issuance of a Commission order on review of the Agreement that fails to accept or approve the Agreement in its entirety. The Parties' aim and intention is to receive Commission approval of the joint motion such that the Settlement Effective Date will be June 1, 2001, if possible.

6.1.2   If the Commission denies the joint motion for interim implementation referred to in Section 6.1.1, the Settlement Effective Date shall be the date the Commission authorizes the Agreement to take effect. The Parties request a Settlement Effective Date of August 1, 2001 in that instance. If the Commission authorizes a Settlement Effective Date prior to the date of the Commission's order accepting or approving this Agreement, the credits and refunds provided shall be implemented by credits to the next bills rendered by Vermont Yankee and, as applicable, the Sponsors.

6.2       Unless specifically modified by this Agreement, the provisions of previous settlement agreements resolving wholesale rate proceedings filed by Vermont Yankee shall remain in effect.

6.3       The making of this Agreement shall not be deemed in any respect to constitute an admission by any party that any allegation or contention in this proceeding is true and valid.

6.4       The execution of this Agreement by any party and its acceptance or approval by the Commission shall not in any respect constitute a determination by the Commission as to the merits of any allegation or contentions made in these proceedings nor constitute approval of, or precedent regarding, any principle or issue in these proceedings. In particular, this Agreement shall not in any way be construed as establishing any precedent or policy. This Agreement shall not constitute precedent with respect to the appropriate level of funds necessary to decommission the Plant.

6.5       The discussions that have produced this Agreement have been conducted on the explicit understanding that they are subject to the protection of Rule 602(e) of the Commission's Rules of Practice and Procedure. All offers of settlement and discussions relating thereto are and shall be privileged, shall be without prejudice to the position of any party or participant presenting such offer or participating in any such discussions, and are not to be used in any manner in connection with these or other proceedings, except as may be necessary to enforce the terms of this Agreement. However, this paragraph shall not bar any Party's use in future proceedings of non-confidential factual information included in any Party's pleadings, testimony or other formal documents submitted in the course of the proceedings in Docket Nos. EC00-46 et al. and EL00-86.

6.6       This Agreement expressly is conditioned upon the Commission's final acceptance or approval of all provisions hereof without change or condition. In the event the Commission does not by order accept or approve the Agreement in its entirety, then, it shall be deemed withdrawn and shall not constitute any part of the record in these proceedings or be used for any other purpose and each of its provisions shall be deemed null and void.

6.7       Any number of counterparts of this Agreement may be executed. Each shall have the same force and effect as an original instrument, and as if all signatories to all the counterparts had signed the same instrument.

__________________________________ Kenneth G. Jaffe, Counsel On Behalf of Vermont Yankee Nuclear Power Corporation	__________________________________ Kathleen L. Mazure, Counsel Janice L. Lower, Counsel On Behalf of the Vermont Department of Public Service
__________________________________ Margaret A. McGoldrick, Counsel On Behalf of the Massachusetts Muncipals and CMEEC	__________________________________ Terry L. Schwennesen, Vice President, Generation Investments On Behalf of New England Power Company
__________________________________ Nancy Rowden Brock, Chief Financial Officer On Behalf of Green Mountain Power Company	__________________________________ Kent Brown, Senior Vice President, Engineering and Operations On Behalf of Central Vermont Public Service Corporation

__________________________________
Monique Rowtham-Kennedy, Counsel,
On Behalf of The Connecticut Light and
Power Company, Public Service Company
of New Hampshire, and Western
Massachusetts Electric Company

__________________________________ Robert Martin, On Behalf of Cambridge Electric Light Company
__________________________________ Robert S. Mahoney, Counsel, On Behalf of Central Maine Power Company	__________________________________ Heidi Werntz, Counsel, On Behalf of Vermont Electric Power Company